PureStream, LLC
Form ATS-N Updating Amendment (September 11, 2026)
Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates
Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:
   i. written standards controlling employees of the ATS that trade for employees' accounts; and
   ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

PURE ATS's Subscriber Confidential Information includes, but is not limited to, Subscriber order and trade information (e.g., symbol, side, quantity, price, type,), counter-parties, and billing instructions, as described in Part II, Item 6.

PURE has established and maintains written policies and procedures designed to safeguard Subscriber Confidential Information. Pursuant to those procedures, the CEO grants access to Subscriber Confidential Information as needed to enable employees and contractors with roles that support the operation of the ATS and its compliance with applicable rules (such employees and contractors, collectively, "Authorized Personnel") to perform their duties and responsibilities. Individuals with access to Subscriber Confidential Information are strictly prohibited from using such information in an unauthorized manner, including discussing Subscriber Confidential Information with any persons not involved in the operation of the ATS or responsible for the ATS's compliance with applicable rules.

At present, given (i) the number of employees at PURE; (ii) the scope of employee roles; and (iii) that the ATS is the only product offered by PURE, the CEO, in consultation with the CCO, has granted all employees access to all Subscriber Confidential Information, on either a real-time or post hoc basis. As the number of employees at PURE increases, PURE's written policies and procedures will be amended to provide for more tiered or selective access to Subscriber Confidential Information.

Authorized Personnel access the Subscriber Confidential Information primarily through PUMA (PureStream Monitoring and Analytics), PURE's proprietary application that is used in connection with trade monitoring, compliance obligations, and billing, and other PURE internal applications, subject to PURE access and entitlement controls. Please see the response to Part II, Item 7.d below for additional information on the individuals and systems with access to Subscriber Confidential Information, including the basis for such access.

SEPARATION OF SYSTEMS AND PERSONNEL

The PURE ATS matching engine is hosted and operated by Ocean and is physically separate from the other PURE systems with access to Subscriber Confidential Information (e.g., PUMA). Similarly, the ATS matching engine and order entry servers are on separate hardware from other systems hosted and operated by Ocean. Additionally, the Ocean employees that are responsible for the daily operation of the ATS and that have access to the ATS's order book are in a separate physical location from PURE employees.

PURE is an agency only broker-dealer that exclusively operates the ATS and has no other lines of business or trading capabilities.

THIRD PARTY ACCESS PROTECTIONS:

Certain Ocean employees have access to Subscriber Confidential Information, including real-time and historical information regarding individual orders and executions, names of Subscribers, and volume of orders in the ATS. Such employees include Ocean staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management.

Ocean's policies and procedures (i) restrict which Ocean employees have access to Subscriber Confidential Information, and (ii) implement information barriers that prohibit employees with Subscriber Confidential Information from sharing such information in an unauthorized fashion, as well as (iii) impose personal trading limitations.

Ocean's policies and procedures employ a three-pronged approach to permission access to the PURE ATS. First, an Ocean employee must complete Compliance training specific to the Ocean business unit. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific system based on the employee's designated role and responsibilities where such role and responsibilities require access to the PURE ATS. No other Ocean employees have access to the PURE ATS or Subscriber Confidential Information. Third, once approved, the Ocean employee must complete Ocean's annual Compliance training.

Ocean employees who have access to Subscriber Confidential Information are subject to Ocean's "Information Barriers and Conflict Management Policies and Procedures". Pursuant to these procedures, Ocean employees are prohibited from sharing Subscriber Confidential Information with other employees (including at Nasdaq) who are not expressly authorized to receive such information. All Ocean employees are also subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity, including holding periods, annual attestations, IPO restrictions, and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions. Nasdaq's Global Ethics Team monitors personal trade activities against the GTP. Ocean also conducts electronic communications reviews to identify policy violations, including non-compliance with the above-referenced policies and procedures.

In addition to the foregoing, Ocean maintains written policies and procedures concerning unauthorized disclosures, which include escalation procedures for such incidents. In this regard, Ocean will promptly notify PURE of any actual or suspected unauthorized disclosure of confidential information, which includes Subscriber Confidential Information (so long as not prohibited by applicable laws, rules, or regulations).

PURE has the right to audit Ocean's operation of the ATS, including Ocean's access to and use of Subscriber Confidential Information, either through audits conducted by PURE's own audit team or by third-party auditors. Such audits may be conducted onsite or offsite.

In addition to Ocean personnel, Ocean has retained S3 to submit trade reports to the Consolidated Audit Trail ("CAT") on PURE's behalf. Accordingly, certain S3 personnel have access to PURE Subscriber identifying information and order and trade information, which are components of Subscriber Confidential Information. Only S3 personnel that are required to perform approved tasks (i.e., performing the trade reporting functions on PURE's behalf via its relationship with Ocean) are authorized to access the relevant Subscriber Confidential Information (as described above). To ensure that only authorized personnel access the relevant Subscriber Confidential Information, and that authorized personnel only use such access to perform approved functions, S3 performs periodic access audits. An attestation setting forth the results of these audits are

provided to PURE. In addition to the results of these audits, S3 will notify PURE of any actual or suspected unauthorized disclosure of confidential information, which includes Subscriber Confidential Information.

PURE ATS ACCESS PROTECTIONS:

PURE possesses information that is sensitive and valuable, including the ATS's proprietary information and Subscriber Confidential Information. The exposure of sensitive information to unauthorized individuals could cause irreparable harm to the ATS and its Subscribers and could subject the ATS to fines or other regulatory sanctions. Additionally, if ATS information is tampered or interfered with, damaged, or made unavailable, it could impair the ATS's ability to do business. Therefore, the ATS requires Authorized Personnel to diligently protect both the ATS's proprietary information as well as the Subscriber Confidential Information of current and former Subscribers, to the extent that they have such access.

Access to Subscriber Confidential Information is limited to Authorized Personnel with a legitimate business need for the information. Presently, for the reasons explained above, this includes all current PURE employees. PURE controls the electronic access to Subscriber Confidential Information with security measures including multi-factor authentication, password protection requirements, network firewalls, and access control methods. Hard copy documents must be secured by locking the file cabinet or office in which they are stored and shredded when it is timely and appropriate to destroy them.

PURE also has detailed written firm-wide policies and procedures designed to monitor the personal trading of employees and other Authorized Personnel with access to live trading information. To address potential conflicts of interest, PURE's applicable trading policy requires: (i) disclosure of all personal trading accounts for activity monitoring purposes; and (ii) covered Authorized Personnel to provide advance notice to PURE Compliance of all personal transactions. Further, such personnel are prohibited from entering orders for personal transactions while the ATS is open for trading (i.e., 9:30am to 4:00pm on business days, absent an early close or holiday). Personal trading that has an appearance of impropriety (e.g., potential front-running) is prohibited.

Additionally, on an annual basis, Authorized Personnel participate in Compliance training that addresses information protection and Subscriber confidentiality. Additionally, on a firm-wide basis, PURE continuously monitors electronic communications to identify potential policy violations.

In connection with the LMSP, as defined and described in Part III, Item 13, when Primary orders trade against LM orders (which occurs only where the applicable Primary Subscriber has elected to interact with LM order flow, as described in this ATS-N), PURE will provide such Primary Subscriber with anonymized identifiers representing each LM against which the Primary order traded, to facilitate the Primary Subscriber's individual LM interaction elections. Such anonymized identifiers do not themselves reveal the identity of any LM or its associated LM Subscriber. LM Subscribers are informed that participation in the LMSP includes PURE's provision of such anonymized identifiers for these purposes as part of the LM classification process described in Part III, Item 13.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?
Yes.

If yes, explain how and under what conditions.

At the direction of Subscribers only, PURE will send a Subscriber's order and trade information to a Subscriber's third-party service provider. Any Subscriber can request this service via written request and upon demonstration of a legitimate business purpose (examples of such purposes may include, but not be limited to submissions to perform transaction cost analysis or trade reporting; filing disclosures regarding order execution and order routing; or providing drop copies to order management systems), for sharing such information (i.e., PURE reserves the right to reject an information sharing request if, in its discretion, there is no legitimate business purpose for doing so). Further, PURE will only transmit information (at the Subscriber's request) to third parties that: satisfy such technical or systems requirements as may be prescribed by PURE (e.g., must be able to receive relevant order information electronically via FIX); pass background, regulatory, disciplinary, or similar diligence PURE may perform that will include reviews of publicly available information; and, if needed, enter into a technology agreement with PURE to receive relevant information.

The scope of the order and trade information, the timing of when the information will be transmitted (which may be intraday, after the close of the trading day, or other predetermined times), and any other required logistical details will be agreed upon between the Subscriber and PURE prior to information sharing. Note that PURE does not route or display orders for execution; this service is provided only to enable the Subscriber to share its order and trade information.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?
If yes, explain how and under what conditions.

Yes. PURE will only send a Subscriber's Confidential Information to the Subscriber's third-party service providers at the Subscriber's direction. As such, Subscribers can withdraw such instruction either by informing PURE that it no longer wishes to send information to a particular service provider or by not including the relevant instructions, as applicable, to a given action.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The below personnel teams or units have access to Subscriber Confidential Information. The basis for approved access to Subscriber Confidential Information is to service and/or support PURE ATS in different capacities. Access to Subscriber Confidential Information is generally through PUMA and other PURE-controlled internal applications, which are used in connection with: (i) monitoring transactional activity; (ii) Subscriber and regulatory support; (iii) compliance and risk monitoring; (iv) intra-day and EOD Regulatory reporting; (v) billing; and (vi) other ATS operational support functions. Only Authorized Personnel have access to these internal applications (as approved).

PURE's employees can also access Subscriber Confidential Information via Ocean's ATS monitoring application, OceanView, and Nasdaq SMARTS Trade Surveillance, (an automated compliance application that facilitates PURE's monitoring of all trading activity on the ATS for compliance with applicable laws, rules, regulations, and ATS policies by surveilling for potentially improper or disruptive trading activity).

1. PURE management, comprised of the CEO, COOs, CTO, and CCO.

2. ATS Subscriber Support. Provides support to Subscribers and/or their clients, including with respect to onboarding, use and implementation of the ATS protocols, and orders, transaction, and general inquiries.

3. Market and ATS Operations. Responsible for the day-to-day operation of the ATS. This team monitors the ATS and related applications to ensure that they are operating as designed. This team is also involved with software development and changes to the ATS, ad hoc data analysis, and data archiving. This team also monitors for external market anomalies that could impact PURE ATS Subscribers and general system health. In addition to monitoring the system via PUMA, the employees on the Markets Operations team will have access to OceanView, and Nasdaq SMARTS.

4. Internal Controls and Compliance. Responsible for risk, non-ATS technology, compliance, and operations. While not all functional responsibilities in the internal team require access to Subscriber Confidential Information, given the likely overlap of roles and supervision, all employee members of the team will have access to Subscriber Confidential Information, including via PUMA, OceanView, and Nasdaq SMARTS.

5. Ancillary and Back-office Support. Includes support teams such as legal and finance and accounting.

Note that as stated in Part II, Item 6, above, PTT personnel are all associated persons with PURE. These Shared Personnel generally function in a similar or equivalent capacity at PTT as they do at PURE (e.g., PURE management is PTT management; and PURE legal personnel perform legal responsibilities at PTT). All Shared Personnel are subject to the written safeguards and written procedures to protect Subscriber Confidential Information described in this section, and are not permitted to use Subscriber Confidential Information that they have access to for unauthorized purposes.

All Authorized Personnel will receive annual training on Subscriber Confidential Information.

With respect to service-providers, Ocean, S3 (via arrangement with Ocean), CRC, and Instinet will have access to Subscriber Confidential Information.

In connection with the services Ocean is providing PURE, Ocean employees whose roles with respect to the ATS require access to such information, will have access to Subscriber Confidential Information, including orders, executions, and risk settings. These employees are from Ocean groups including Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management.

In connection with its outsourcing arrangement with Ocean, S3 employees who require such access to perform trade reporting on behalf of the ATS, will have access to PURE Subscriber identifying information and order and trade information, which are components of Subscriber Confidential Information.

In connection with the FINOP and other services provided to the ATS, CRC personnel who perform those services will potentially have access to Subscriber Confidential Information, including Subscriber identifying information and order and execution information, as well as communications. As part of its relationship with PURE, CRC is obligated to protect all Subscriber Confidential Information.

In connection with clearing services provided, Instinet receives all of the executions of PURE ATS's Subscribers. The details of such executions include the quantity, side, symbol, time, and price of the execution. As part of its relationship with PURE, Instinet is obligated to protect all Subscriber Confidential Information, including data and information related to Subscribers. Further, Instinet is an SEC and FINRA-registered broker-dealer, and subject to applicable laws, rules, and regulations concerning information security standards and obligations.

PureStream, LLC
Form ATS-N Updating Amendment (September 11, 2026)
Exhibit 3

Part III: Manner of Operations

Item 1: Types of ATS Subscribers

Select the type(s) of Subscribers that can use the NMS Stock ATS services:

Investment Companies	Retail Investors	Issuers	X Brokers
NMS Stock ATSs	Asset Managers	X Principal Trading Firms	
Hedge Funds	X Market Makers	Banks	X Dealers
Other			

If other, identify the type(s) of subscriber.

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

Yes

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Subscribers enter all order flow, including both firm and conditional orders, directly into the ATS by way of a dedicated gateway into Ocean using the FIX 4.2 connection.

PURE does not provide market access, order routing, or algorithms. To the extent that Subscribers provide direct market access to its clients ("DMA," as that term is defined in Exchange Act Rule 15c3-5(a)(1)(i)) to its institutional customers ("DMA Users")), such DMA Users may direct orders to PURE via the Subscriber (consistent with Regulation NMS Rule 600(b)(27), "directed orders" for purposes of this disclosure means that a Subscriber's customer is specifically instructing the Subscriber to route to a particular venue; DMA Users cannot enter order flow directly onto the ATS or via PURE). All orders are routed to the ATS by the Subscriber and the DMA-providing Subscriber is the broker of record for all orders (and, as such, orders and related actions are attributable as Subscriber actions in this Form ATS-N).

All firm and conditional orders, regardless of how they are entered onto the ATS, if they are classified for the Primary Pool or LMSP (see Part III, Item 13), or if they are entered with a particular order instruction~~,~~ (including ~~the "Sub-Market Matching Instructions" (comprised of SDSP (Subscriber-Dedicated Sub-Pool), LMSP (Liquidity Maker Sub-Pool), or PRO (Pre-Routing Optimizer), (explained below~~instructions described in Part III, Item 14~~)),~~), are entered through the FIX connection in accordance with PURE ATS's FIX specifications.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes

If no, identify and explain any differences.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?
If no, identify and explain any differences.

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:
   i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;
   ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);
   iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;
   iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;
   v. whether an order type is eligible for routing to other Trading Centers;
   vi. the time-in-force instructions that can be used or not used with each order type;
   vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and
   viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

PURE ATS is a crossing venue that matches compatible Subscriber orders and generates fills for those matches based on referencing publicly available market data, including the volume and associated price, of each SIP-reported trade as they occur, the Official Closing Price ("OCP"), and the NBBO. The venue's matching, reference, and crossing logic is primarily governed by the use of PURE ATS order types ("Order Types"). Each Order Type seeks fills referencing a defined set of market data. PURE ATS offers Subscribers the following order types: Streaming Block orders; Liquidity Seeking orders; and Reference-on-Close orders (each, an "Order Type"). PURE ATS Order Types are described in detail in this Item under "Order Types."

PURE ATS "matches" are bilateral pairings of compatible orders. Compatible orders are matched in accordance with the logic described in the "Inter-Order Type Compatibility Ranking" and "Matching" sections below (in this Item and in Part III, Item 11, Trading Services, Facilities and Rules). PURE ATS generates two types of matches:

(i) A "single point match," which results in a single point-in-time fill attributed to each order in the match, i.e., one single point match will result in one fill. Or,

(ii) A "streaming match," which results in a series of "child fills" (a "stream") attributed to each order in the match, i.e., one streaming match will result in multiple fills. On the PURE ATS, "child fill" means a trade executed by the ATS for a streaming match and is

meant to indicate that one streaming match will potentially be associated with multiple fills.

A streaming match will continue uninterrupted so long as both orders in the match have quantity and remain "marketable" (as such term is defined below in this Item).

The type of match is determined by the Order Types that are matched, as described in this Item and in Part III, Item 11 (and Part III, Item 18 for the Post-Close Trading Session). ATS rules may apply differently to single point matches and streaming matches; where applicable, such distinctions are noted in this Form ATS-N.

Upon matching, the ATS executes fills for each matched order. The terms of all fills (both single point-in-time fills and streaming child fills), are governed by the Order Types, and execution logic described in this Item and in Part III, Item 11 (and Part III, Item 18 for the Post-Close Trading Session).

The remainder of this section provides additional detail on the ATS's (A) Order Types; (B) Intra-Order Type Prioritization; (C) Minimum Marketability Thresholds; (D) Inter-Order Type Compatibility Ranking; (E) Matching; (F) Execution Logic (including stream fill conditions, allocation and price discovery); (G) Order Modifications and Cancellations; and (H) Time-in-Force (TIF) Order Instructions. It also sets forth numerous examples meant to illustrate these principles. Note that this section applies to both regular hours trading and the OCP Matching Round unless otherwise noted in this Form ATS-N.

(A) ORDER TYPES

Each firm and conditional order sent to the ATS will include a symbol, size, price, market side, a liquidity transfer rate (explained below), and a Time-in-Force, among other terms.

(1) <u>Streaming Block</u>

Streaming Block orders are exclusively seeking a streaming match that references SIP-reported trades using a matched liquidity transfer rate ("LTR") during regular trading hours (in the OCP Matching Round, this Order Type is seeking a single point match with a compatible contra-side order that references the OCP (see Part III, Item 18)).

PURE ATS has four Streaming Block orders that Subscribers can use. Each Streaming Block has an associated minimum LTR and a maximum LTR that indicates the LTR range that the Subscriber will accept. A streaming match will have a matched LTR that satisfies both matched orders (see Matching section in this Item and Part III, Item 11). The matched LTR is a rate percentage that PURE ATS uses to determine the size of child fills in a streaming match. More specifically, the size of the child fills in the streaming match is the matched LTR percentage multiplied against the quantity of each SIP-reported trade (SIP-reported trades are referred to as reference trades throughout this Form ATS-N) subject to the order's residual quantity (no order will receive a fill larger than its residual quantity) and the ATS's stream fill conditions, which include a (i) minimum stream quantity ("MSQ") and (ii) maximum fill interval ("MFI"), both of which are described in this item. The price of each child fill is the weighted average price of the reference trades that contributed to the respective fill (see the MSQ and MFI examples below in this item). Additional description of the PURE ATS compatibility, matching, and execution logic

is described below in this Item under "Inter-Order Type Compatibility Ranking," "Matching" and "Execution Logic".

Upon a child fill being effected (i.e., a trade being effected), the quantity of the child fill is then decremented against the total quantity of the matched order (decrementing is further explained and illustrated in "Inter-Order Type Compatibility" and "Matching" found below in this Item). The matched LTR can then be continuously applied to each successive SIP-reported trade to create a series of child fills in a stream. The stream can continue over time, without any time limitations (during the course of an entire trading day with any remaining quantities cancelled at the end of a trading day).

Streaming Block orders can be firm or conditional. Streaming Block orders are available for both Primary order flow and LM order flow (subject to the classification, prioritization, and interaction rules described in Part III, Item 13).

The Streaming Block orders are:

1. 10-200% ("200%")

   This Streaming Block is seeking a child fill quantity of 200% of the quantity of each contemporaneous SIP-reported trade but will accept at least 10%. This means that for a SIP-reported trade of 100 shares, the 200% Streaming Block will accept 200 shares to 10 shares for that child fill at the price of the SIP-reported trade.

2. 5-30% ("30%")

   This Streaming Block is seeking a child fill quantity of 30% of the quantity of each contemporaneous SIP-reported trade but will accept at least 5%. This means that for a SIP-reported trade of 100 shares, the 30% Streaming Block is seeking 30 shares to 5 shares for that child fill at the price of the SIP-reported trade.

3. 5-15% ("15%")

   This Streaming Block is seeking a child fill quantity of 15% of the quantity of each contemporaneous SIP-reported trade but will accept at least 5%. This means that for a SIP-reported trade of 100 shares, the 15% Streaming Block is seeking 15 shares to 5 shares for that child fill at the price of the SIP-reported trade.

4. Custom LTR Range ("Custom")

   This Streaming Block is seeking a child fill quantity based on the Custom parameters entered. Custom orders require both a minimum and maximum LTR, and must be within the range of .1-500%; the minimum and maximum LTR of a Custom order may be equal. For example, a Custom order with a 2% minimum and a 4% maximum, will accept 2 shares to 4 shares in a child fill referencing a SIP-reported trade of 100 shares, at the price of the SIP-reported trade.

Note that the examples above are illustrative. For the avoidance of doubt, PURE ATS will only generate child fills in accordance with the stream fill conditions described below.

(2) Liquidity Seeking (“LS”)

During regular trading hours, this Order Type is seeking a single point match that references the NBBO. If such match is not available, LS orders will also accept a streaming match at the highest available LTR (compatibility, matching, and execution logic is described below in this Item under “Inter-Order Type Compatibility Ranking,” “Matching” and “Execution Logic”).

In the OCP Matching Round, this Order Type is seeking a single point match with a compatible contra-side order that references the OCP (see Part III, Item 18).

Subscribers can set a maximum LTR up to 3,000% for LS orders, which is the default LTR maximum for such order types. The LTR maximum will be considered for any streams that the LS order enters (LTR is not considered for single point matches). Subscribers can set a minimum LTR for LS orders; otherwise, the default minimum LTR for an LS order is 5%. These orders can be firm or conditional. LS Orders are available for Primary order flow only and are not available for LM order flow (see Part III, Item 13 for a description of Primary and LM order flow).

(3) Reference-on-close (“ROC”)

This Order Type is seeking only a single point match that references the OCP for up to its full quantity during the Post-Close Trading Session (compatibility and matching and execution logic is described below in this Item under “Inter-Order Type Compatibility Ranking,” “Matching” and “Execution Logic” and in Part III, Item 18). This Order Type will not match prior to the OCP being disseminated, will not trade using any reference other than the OCP, and will not enter a streaming match. ROC orders do not have an LTR range but rather have an unlimited LTR. The unlimited LTR for ROC orders cannot be changed. ROC orders must be firm orders. ROC Orders are available for both Primary order flow and LM order flow (subject to the classification, prioritization, and interaction rules described in Part III, Item 13).

(B) INTRA-ORDER TYPE PRIORITIZATION

PURE ATS uses intra-order prioritization logic to rank orders within the same Order Type (note that for these purposes, Streaming Block is considered one Order Type). This section should be read in conjunction with the Inter-Order Type Compatibility Ranking section below in this Item, and in Part III, Item 11, for purposes of ranking for matches.

Within each Order Type, firm and conditional orders are prioritized based on (i) same-subcustomer preferencing, (ii) LTR, (iii) size of the order, (iv) marketability (as defined below), and (v) time the order was received, in that sequence. The ATS processes (i.e., assesses for matching compatibility, as described below) firm orders prior to conditional orders regardless of the order terms of the conditional orders.

The first term considered in intra-Order Type prioritization ranking is the subcustomer identification for purposes of same-subcustomer preferencing. On PURE ATS, a "subcustomer" is an identifier tag sent by the Subscriber as part of an order’s FIX order instructions (every order sent to the ATS must include a subcustomer tag). At onboarding, PureStream assigns at least one subcustomer to each subscriber based on anticipated order flow. Subscribers use these identifiers to send orders under the same subscriber ID but split orders across different subcustomers for categorization, interaction, or organizational purposes. Subscribers determine which subcustomer

is affixed to each order. When an order enters the ATS from a particular subcustomer, the ATS prioritizes matching that order with other orders from the same subcustomer ahead of orders from different subcustomers (i.e., same-subcustomer preferencing). If there is no compatible same subcustomer order, the ATS will look to the next prioritization term. ~~Subcustomer~~Notwithstanding the foregoing, subcustomer preferencing (i) is not applicable to LM order flow (LM orders are not eligible to match with other LM orders, per Part III, Item 13); and (ii) is subject to other order handling instructions (such as SDSP~~, LMSP, PRO,~~ and self-match customization constraints described in Part III, Item 14) which may override or modify counter-party eligibility (thus rendering same subcustomer orders incompatible).

The second term considered in intra-Order Type prioritization ranking, if needed, is the LTR. Orders are prioritized by the highest maximum LTR. (The ROC Order Type always has an unlimited maximum LTR and therefore when prioritizing such orders among like Order Types, PURE ATS will always need to look at least to the size of the relevant orders).

The following example demonstrates the intra-Order Type prioritization if the ATS received the three orders chronologically:

Buy Order 1: 15% Streaming Block
Buy Order 2: 200% Streaming Block
Buy Order 3: 25% (Custom) Streaming Block

Regardless of any other terms of the orders (e.g., size, marketability, or time), and assuming there is no subcustomer preferencing available, the intra-Order Type prioritization would be based on maximum LTR, as follows:

Buy Order 2 (Highest maximum LTR)
Buy Order 3 (2nd highest maximum LTR)
Buy Order 1 (3rd highest maximum LTR)

The third term considered in intra-Order Type prioritization ranking, if needed (i.e., if multiple orders are ranked the same based on the higher prioritization factors), is the size of the order quantity. The larger the order, the higher the standing. For example, if the ATS received the following three orders chronologically (and assuming there is no subcustomer preferencing available):

Buy Order 1: 15% Streaming Block, for 25,000 shares
Buy Order 2: 15% Streaming Block, for 5,000 shares
Buy Order 3: 15% Streaming Block, for 50,000 shares

The prioritization would be:
Buy Order 3 (50,000 shares)
Buy Order 1 (25,000 shares)
Buy Order 2 (5,000 shares)

The fourth term considered in intra-Order Type prioritization ranking, if needed (i.e., if multiple orders are ranked the same based on the higher prioritization factors),is the marketability of the order. The marketability standard depends on the (i) relevant match type and (ii) reference point.

The marketability of an order for a potential streaming match is the difference between the order's limit price and the contra-side NBBO. For instance, if the NBBO is $10.01 x $10.02 and the limit of a buy order is $10.05, the marketability of an order is .03. The greater the marketability, the higher the standing in terms of priority.

To illustrate prioritization for a potential stream match, if the ATS received the following three orders chronologically (and assuming there is no subcustomer preferencing available):

Buy Order 1: 15% Streaming Block, for 25,000 shares, marketable by 4 cents
Buy Order 2: 15% Streaming Block, for 25,000 shares, marketable by 10 cents
Buy Order 3: 15% Streaming Block, for 25,000 shares, marketable by 6 cents

The prioritization would be:
Buy Order 2 (10 cents marketable)
Buy Order 3 (6 cents marketable)
Buy Order 1 (4 cents marketable)

An order is marketable for a single point match referencing the NBBO (this applies to LS orders only) if the order's limit price at least satisfies its peg instruction (peg instructions are described in Item 11c). The more aggressive the limit price, the higher the standing in terms of priority. Single point-in-time trades are described below in the "Execution Logic" section and Examples 9 and 10 of this response.

An order is marketable for a single point match referencing the OCP (this applies to Streaming Block, LS, and ROC orders) if the order's limit price is at least through the OCP. The more aggressive the limit price, the higher the standing in terms of priority.

The final term considered in intra-Order Type prioritization ranking (i.e., if multiple orders are ranked the same based on the higher prioritization factors), is the time the order arrived, with priority being assigned chronologically. Note that time priority for ROC orders takes into account the time orders arrive on the ATS during regular hours trading and the Post-Close Trading Session, i.e., ROC orders arriving at 10 am, 3 pm, and 4:02 pm, would be prioritized in that order (all else being equal). Given the aforementioned prioritization logic, it is by system design that orders arriving later could feasibly be given higher priority than earlier arriving orders.

(C) MINIMUM MARKETABILITY THRESHOLD

For an order to be eligible for a streaming match, it must be marketable by a minimum threshold (the "minimum marketability threshold") (minimum marketability thresholds are not applied to single point matches). The minimum marketability thresholds are set on a stock-by-stock basis and are neither publicly available nor made available to Subscribers and can be set at any integer, including zero. PURE ATS can modify the minimum marketability threshold for particular stocks to account for volatility, including in the event of anomalous volatility of the overall market, relevant sector, or a specific stock. To monitor for circumstances that may warrant modifying the minimum marketability threshold, PURE considers various volatility proxies such as the VIX, Implied Volatilities, and Realized Volatilities of single stocks, sector indices, and/or market-wide indices. The minimum marketability thresholds are manually updated by PURE Market Operations and are reviewed biannually.

For example, for a stock with a minimum marketability threshold of 2 cents that is experiencing significantly higher price volatility, the minimum marketability threshold could be increased to 4 cents. This would require a buy order to have a limit of 4 cents higher than the current national best offer, and a sell order to have a limit of 4 cents below the current national best bid to be eligible for a streaming match.

PURE believes that modifications to the minimum marketability threshold in these circumstances promotes matches that yield more efficient streams between Subscribers.

Note that minimum marketability thresholds are only relevant to the creation of a streaming match (i.e., to be eligible for a match, an order must meet the minimum marketability threshold). Once an order is in a streaming match, so long as the order remains marketable (i.e., the order's limit price is priced at or through its respective NBBO farside), the order will remain in the match. If a matched order ceases to be marketable, the streaming match will end.

For example, if the NBBO is $10.01 x $10.02, for a stock with a minimum marketability threshold of 4 cents, a sell order would need to be priced at $9.97 to be eligible for a streaming match. Once matched, the order would only need to remain marketable to remain in the streaming match. If the order became unmarketable, i.e., the NBBO moved to $9.96 X $9.97, the streaming match would end. To become eligible for a streaming match again (with the previous matched order or any other order), the sell order would again need to meet minimum marketability thresholds at the then-prevailing NBBO.

(D) ~~INTER-~~ORDER ~~TYPE COMPATIBILITY RANKING~~ELIGIBILITY AND PRIORITIZATION

PURE ATS will only match orders ~~of Order Types~~ that are eligible to interact based on pool classification standards and that are of compatible Order Types.

Pool Classification and Prioritization:
PURE ATS classifies order flow into the Primary Pool and the Liquidity Maker Supplemental Pool ("LMSP") based on classification standards described in Part III, Item 13. Primary order flow interacts in the Primary Pool and, at the Subscriber's election, may also interact with LM order flow in the LMSP. LM order flow may only interact with eligible Primary orders that have elected such interaction (see Part III, Item 13). Primary order flow is prioritized ahead of all Liquidity Maker ("LM") order flow, regardless of the respective order terms.

Order Type Compatibility Ranking:
The following describes the compatibility of each Order Type with other Order Types during regular trading hours and the OCP Matching Round.

(1) Streaming Block Orders: Streaming Block orders are compatible to match with LS and Streaming Block orders during the regular trading hours, prioritized by Order Type in that order.

During the OCP Matching Round, upon the dissemination of the OCP, firm and conditional Streaming Block orders are compatible with ROC orders, LS orders, and other Streaming Block orders, prioritized by Order Type in that order, in accordance with the parameters described in Part III, Item 18. For the avoidance of doubt, because ROC orders are not eligible for matches during regular trading hours, the presence of ROC orders on the ATS order book during regular trading hours does not inhibit matches of LS and Streaming Block orders.

(2) LS Orders: The LS Order Type is compatible to match with the LS and Streaming Block orders during regular trading hours prioritized by Order Type in that order.

During the OCP Matching Round, upon dissemination of the OCP, firm and conditional LS orders are compatible with ROC orders, other LS orders, and Streaming Block orders, prioritized by Order Type in that order, in accordance with the parameters described in Part III, Item 18. For the avoidance of doubt, because ROC orders are not eligible for matches during regular trading hours the presence of ROC orders on the ATS order book during regular trading hours does not inhibit matches of LS and Streaming Block orders.

(3) ROC Orders: The ROC Order Type is not compatible with any Order Type until the OCP has been disseminated. Until that point, ROC orders are not eligible for any match and will remain resting on the ATS order book. Upon the dissemination of the OCP, the ROC Order Type is compatible to match with ROC orders, LS orders, and Streaming Block orders, prioritized by Order Type in that order.

(E) MATCHING

Matches are bilateral (i.e., between only two orders). For a match to occur, two orders must be compatible.

Compatibility means that among compatible Order Types (described above) there is (i) a buy and sell order in the same security, (ii) both meeting the minimum marketability threshold (not applicable to single point matches), (iii) with overlapping LTRs (i.e., the LTR minimum to maximum range of one order overlaps with the LTR minimum to maximum range of another order), and (iv) that any additional order handling instructions sent with the orders (as described below in Part III, Item 11, Additional Order Parameters) are satisfied.

In searching for a match for an order, the ATS first considers inter-Order compatibility ranking. If there are multiple compatible contra-side orders with equal inter-Order compatibility ranking, the ATS will look to the intra-Order Type prioritization ranking of the relevant orders.

The following examples illustrate the application of the PURE ATS inter-Order Type compatibility logic (example assumes orders are compatible on all terms not reflected):

Example 1 - Incoming LS Order
Orders 1-3 are resting on the ATS during regular trading hours (all orders are firm).
Order 1 is a buy order for 5,000 shares in the LS Order Type.
Order 2 is a buy order for 5,000 shares in the 15% Streaming Block (min. of 5%, max. of 15%).
Order 3 is a buy order for 5,000 shares in the ROC Order Type.

Order 4 arrives in the PURE ATS and is a sell order for 5,000 shares in the LS Order Type.

The compatible orders for Order 4 would be prioritized as:
Order 1
Order 2
Order 3 would not be ranked during regular trading hours.

Example 2 - Resting ROC orders

Orders 1-4 are resting on the ATS when the OCP is disseminated (all orders are firm).
Order 1 is a buy order for 5,000 shares in the LS Order Type.
Order 2 is a buy order for 5,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).
Order 3 is a buy order for 5,000 shares in the ROC Order Type.
Order 4 is a sell order for 5,000 shares in the ROC Order Type.

The compatible orders for Order 4 would be prioritized as:
Order 3
Order 1
Order 2

Example 3 - Incoming Streaming Block order
Orders 1 and 2 are resting on the ATS during regular trading hours (all orders are firm).
Order 1 is a buy order for 5,000 shares in the LS Order Type.
Order 2 is a buy order for 5,000 shares in the 15% Streaming Block (min. of 5%, max. of 15%).

Order 3 arrives in the PURE ATS and is a sell order for 5,000 shares in the 200% Streaming Block.

The compatible orders for Order 3 would be prioritized as:
Order 1
Order 2

Matches will result in the following: (i) streaming matches are created at the highest possible LTR satisfying both matched orders (the highest LTR within the acceptable range for each matched order); and (ii) single point matches are created at the highest possible quantity that satisfies both matched orders (see also Part III, Item 18, for match behavior during the Post-Close Trading Session).

If an order has residual quantity or LTR after being matched, the order's decremented quantity or LTR will be available for other matches, meaning the order can be in multiple matches concurrently. Note that for prioritization purposes, a decremented order maintains its original priority standing on the order book (e.g., an order using the 200% Order Type with a residual 170% LTR following a match, is still treated as a 200% Order Type for purposes of prioritization).

The following examples illustrate the interaction of Streaming Block orders with different LTRs:

Example 4 - Compatible LTRs:
Order 1 is a buy order for 5,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).
Order 2 is a sell order for 5,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).

These orders have overlapping LTRs because the LTR ranges of the orders overlap. Thus, the orders are eligible to be matched. The orders will be matched at 15%, which is the highest common LTR between the two orders (in this example, this also happens to be the maximum LTR for each order).

Example 5 - Incompatible LTRs:
Order 1 is a buy order for 5,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).
Order 2 is a sell order for 5,000 shares in the Custom Streaming Block Order Type, with a 1% minimum and a 4% maximum LTR.

These orders do not have overlapping LTRs because Order 2's LTR range (1% to 4%) does not overlap with Order 1's LTR range (5% to 15%). Thus, these orders are not eligible to be matched.

Example 6 - Compatible But Different LTRs:
Order 1 is a buy order for 5,000 shares in the 30% Streaming Block Order Type (min. of 5%, max. of 30%).
Order 2 is a sell order for 5,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).

These orders have overlapping LTRs because the LTR ranges of the orders overlap. Thus, the orders are eligible to be matched. The orders will be matched at 15%, which is the highest common LTR between the two orders. Order 1 will also have a residual LTR of 15%, which will rest in the ATS order book awaiting other potential matches.

Example 7 - Compatible LTRs and Concurrent Matching:
Order 1 is a buy order for 10,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).
Order 2 is a buy order for 10,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).
Order 3 is a sell order for 20,000 shares in the 30% Streaming Block Order Type (min. of 5%, max. of 30%).

Here, Order 3 has overlapping LTRs with both Order 1 and Order 2, and has sufficient LTR to match with both contra-side orders. Therefore, Order 3 will enter two concurrent matches, one with Order 1 and a second with Order 2. In this way, Order 1 and Order 2 will satisfy their maximum LTR of 15%, and Order 3 will achieve its maximum LTR of 30% (two matches each at 15% LTR).

Example 8 - Compatible LTRs and Sequential Matching:
Order 1 is a buy order for 10,000 shares in the 30% Streaming Block Order Type (min. of 5%, max. of 30%).
Order 2 is a buy order for 10,000 shares in the 30% Streaming Block Order Type (min. of 5%, max. of 30%).
Order 3 is a sell order for 20,000 shares in the 30% Streaming Block Order Type (min. of 5%, max. of 30%).

Here, Order 3 has overlapping LTRs with both Order 1 and Order 2, but only has LTR to match with one of the orders since the orders will be matched at the highest common LTR -- here 30%. Since Order 1 is prioritized over Order 2, Order 3 and Order 1 form a match at a 30% LTR. Order 2 will remain resting on the ATS order book. However, because Order 3 is larger in size than Order 1, Order 3 will have a residual 10,000 shares to sell once Order 1’s buy order is completed. Therefore, once Order 1’s quantity is fully exhausted, Order 3 will form a match with Order 2, which will continue as a stream until both Order 3 and Order 2 are fully exhausted (since Order 3’s residual 10,000 shares to sell is equal to Order 2’s 10,000 shares to buy).

(F) EXECUTION LOGIC

Single point-in-time trade execution logic:

During regular trading hours, when two orders eligible for a single point match are matched (e.g., LS-LS,), they will execute a single point-in-time trade for the largest quantity possible (i.e., the smaller quantity of the two orders matched; no order will receive a fill exceeding its residual quantity). Stream fill conditions are not applicable to single point-in-time trades.

The price of the single point-in-time trade will be set in accordance with the referenced market data as dictated by the matched Order Types (e.g., NBBO), the limit price, and peg instructions, if applicable, for the two relevant orders (executions will not violate an order's limit price). Peg instructions are described in Part III, Item 11c under "Peg Marketability Instructions"".

For single point-in-time trade execution logic in the OCP Matching Round, see Part III, Item 18.

Example 9 - LS / Compatible LS:
Order 1 is a buy order for 40,000 shares in the LS Order Type.
Order 2 is a sell order for 50,000 shares in the LS Order Type.
Orders 1 and 2 will be matched and execute a single point-in-time trade at the then-current NBBO midpoint (for illustrative purposes, the examples assume that the two LS orders are compatible at the midpoint of the prevailing NBBO).
Order 2 will have a residual 10,000 shares return to resting on the ATS order book.

Streaming match execution logic (during regular trading hours; there are no streams in the OCP Matching Round):

Once a streaming match has occurred, the ATS will use each observed SIP-reported trade in the relevant security as reference trades to execute "child fills" in accordance with the PURE ATS streaming protocol (see under "Order Types") and upon the satisfaction of one of the two PURE ATS stream fill conditions, (1) Minimum Stream Quantity (including the exception to MSQ described below) and (2) Maximum Fill Interval, whichever is satisfied first. One of these two conditions must be satisfied for each child fill. Both MSQ and MFI are described and illustrated below in this section.

A series of reference trades can create a series or "stream" of "child fills." Note that each SIP-reported trade is only referenced once in each stream (and all concurrent streams in the ATS reference each SIP-reported trade once). The ATS references SIP-reported trades in real-time as they are reported in succession (subject to the filtering logic described in Part III, Item 23, below). (To the extent that there are malfunctions or other issues with the SIP that result in time gaps, the procedures set forth in Part III, Item 20, below will be applied). In the event that there is no SIP-reported trade after the match is formed, the orders will remain matched but there will be no child fills.

A stream will continue uninterrupted providing "child fills" as long as both orders remain marketable (i.e., the orders' limit prices are priced at or through the contra-side NBBO and any peg instruction can be satisfied), have quantity remaining, and have not been cancelled.

(1) The Minimum Stream Quantity ("MSQ") is a PURE-set quantity threshold that represents the smallest quantity trade (i.e., a child fill) that the ATS will effect in a particular symbol (e.g., 10 shares, 50 shares, 100 shares). For example, if the MSQ for a symbol is 20 shares, the ATS will only execute trades that yield 20 or more shares to each matched order (but for the exception described below).

The MSQ for each symbol is as follows:

- 1: Symbols with a 5-day rolling median daily volume ("MDV") equal to or greater than 10 million shares are assigned an MSQ of 50.
- 2: Symbols with a 5-day rolling MDV equal to or greater than 5 million shares and less than 10 million shares are assigned an MSQ of 40.
- 3: Symbols with a 5-day rolling MDV less than 5 million shares are assigned an MSQ of 20.

Each stock's 5-day rolling MDV is calculated daily. If the stock's 5-day rolling MDV changes such that the stock falls into a different MDV range, the stock's MSQ will be updated accordingly (MSQ updates occur daily, i.e., not intraday).

For example, if a stock had the following MDV by day:

- Trade Date 1: 9 million shares;
- Trade Date 2: 8 million shares;
- Trade Date 3: 12 million shares;
- Trade Date 4: 9 million shares;
- Trade Date 5: 25 million shares;
- Trade Date 6: 21 million shares.

Following Trade Date 5, the stock's 5-day rolling MDV is 9 million shares and the MSQ for trading the stock on Trade Date 6 would be 40. Following trading on Trade Date 6, the stock's 5-day rolling MDV is 12 million shares and the MSQ for trading on Trade Date 7 is 50 shares.

MDV for each stock is publicly available and therefore available to be calculated by all Subscribers and potential market participants.

In the ordinary course, PURE ATS will evaluate the appropriateness of the MDV ranges and applicable MSQs described above on at least a quarterly basis. PURE will notify Subscribers prior to modifying said ranges and MSQs.

The MSQ is applied as follows:

1. When the LTR of a match multiplied against the quantity of a single reference trade meets or exceeds the relevant MSQ, PURE ATS executes a child fill at the printed price of the reference trade. For example: (i) a 600-share reference trade; (ii) for a 10% LTR match; (iii) in a symbol with MSQ=50; (iv) results in PURE ATS executing a 60-share (600s*.10) child fill for the match (60> the 50 MSQ) at the printed price.

2. When the LTR of a match multiplied against the quantity of a single reference trade does not meet or exceed the relevant MSQ, no child fill is executed. PURE ATS tracks the shares derived from multiplying the LTR against the quantity of the reference trade ("Derived

Shares") and consecutive subsequent trades. When the running sum of Derived Shares is equal to or greater than the relevant MSQ, PURE ATS executes a single child fill. The price of the child fill is the volume weighted average price of the underlying reference trades.

For example: (i) a 600-share reference trade; (ii) for a 5% LTR match; (iii) in a symbol with MSQ=50; (iv) results in PURE ATS tracking 30 Derived Shares (600s*.05), but no child fill. If the next relevant SIP-reported trade is 1,000 shares, PURE ATS would execute a child fill of 80 shares (30 Derived Shares + (1,000s*.05)). The price would be the volume weighted average price of the two reference trades.

Derived Shares are an internal concept used by the ATS for tracking purposes only, akin to a trajectory marketplace tracking reference trades that contribute to an average price. Prior to an executed child fill, Derived Shares are not decremented against any order, and do not result in trade booking or reporting.

3. If a match is terminated, no further child fills are generated. Matches are terminated when matched orders become incompatible (e.g., when one or both orders become unmarketable, exhaust all quantity, or are cancelled). Any Derived Shares being tracked at the time of termination are ignored for all purposes.

Exception to the MSQ: PURE ATS will generate a fill in a match that is lower than the relevant MSQ to complete one of the matched orders (i.e., when at least one of the two paired orders has a remaining quantity that is less than the relevant MSQ). This is intended to allow an order in a stream to be fully satisfied as its residual quantity nears zero. Note that this last fill may occur as part of a new match (and would be the only fill effected in that match).

To illustrate: For a match where the MSQ for the relevant symbol is 20 shares:

- A match is comprised of two orders. Order 1 has 10,000 shares remaining, Order 2 has 1,212 shares remaining. In this circumstance, PURE ATS will only execute trades between the two orders that yield 20 or more shares to each matched order.

- MSQ Exception Scenario 1: Order 1 and Order 2 (in the initial example) exchange 1,200 shares in multiple fills during the course of a streaming match, decrementing Order 1 to 8,800 shares remaining and Order 2 to 12 shares remaining. In this circumstance, the ATS will execute a trade between the two orders that yields 12 shares to each matched order (thereby satisfying the residual of the smaller paired order). PURE ATS will not generate a fill less than 12 shares in this scenario.

- MSQ Exception Scenario 2: Order 1 and Order 2 (in the initial example) exchange 1,200 shares in multiple fills during the course of a streaming match, decrementing Order 1 to 8,800 shares remaining and Order 2 to 12 shares remaining. Order 1 is cancelled by the Subscriber, terminating the streaming match. Order 2 is returned to rest on the ATS order book with 12 shares and is eligible for a final fill of 12 shares with another contra order.

(2) The Maximum Fill Interval ("MFI") is a timing threshold set by PURE that is the maximum allowable time period between two fills in a stream (or between the formation of a streaming match and the initial fill). Upon the expiration of the MFI, PURE ATS will execute a child fill based on the Derived Shares calculated at the time (i.e., the child fill will be for less than the applicable MSQ). If there are no Derived Shares at the time the MFI expires (because there have

been no references trades), there will be no child fill until the observation of the next reference trade, at which point a new fill will be immediately executed (whether the reference trade satisfied the MSQ or not). The MFI is 30 seconds for all streams ATS-wide.
Example 10:

The following example illustrate the application of these stream fill conditions together:

MSQ for the relevant symbol is 20 shares.
MFI is 10 seconds.

10:00:00: Order 1 and Order 2 match to form a stream at 30% LTR.

10:00:01: Reference Trade 1: 1,000 shares @ $36; results in Child Fill 1 of 300 shares @ $36 (reported to FINRA Trade Reporting Facility (“TRF”)).

10:00:04: Reference Trade 2: 750 shares @ $35.90; results in Child Fill 2 of 225 shares @ $35.90.

10:00:05: Reference Trade 3: 30 shares @ $35.85; results in 9 Derived Shares (no child fills or decrementing because neither stream fill condition has been satisfied).

10:00:07: Reference Trade 4: 100 shares @ $35.80; Derived Shares from Reference Trades 3 and 4 satisfy the MSQ, resulting in Child Fill 3 of 39 shares at $35.81 (the volume weighted-average price of the Derived Shares from Reference Trades 3 and 4).

10:00:10: Reference Trade 5: 30 shares @ $35.85; results in 9 Derived Shares (no child fills or decrementing because neither stream fill condition has been satisfied).

10:00:37: No new Reference Trade but MFI expires; results in Child Fill 4 of 9 shares @ $35.85.

10:00:40: Reference Trade 6: 50 shares @ $35.85; results in 15 Derived Shares (no child fills or decrementing because no stream fill condition has been satisfied).

10:00:45: Subscriber cancels Order 1; no more child fills and match is ended (Derived Shares are ignored; no decrementing or TRF reports).

Streaming Matches and LS orders

Streaming matches involving one LS order may also be impacted when a second LS order on the contra-side of the first LS order enters the ATS. The two examples below show the impact. For illustrative purposes, the examples assume that the two LS orders are compatible at the midpoint of the prevailing NBBO.

In the first scenario (Example 11), a stream involving an LS order and a Streaming Block order is broken by an incoming contra-side LS order with a size greater than or equal to the remaining quantity of the first LS order. In no other circumstances would a stream be broken by an incoming order. In the second scenario (Example 12), the stream involving the LS order and Streaming Block order continues even after the second LS order matches and executes a single point-in-time trade against the first LS order, because the first LS order has residual quantity after the single point-in-time trade.

Example 11 - LS / Compatible LTR / LS Contra completes the LS:
Order 1 is a buy order for 40,000 shares in the LS Order Type (seeking maximum LTR).
Order 2 is a sell order for 50,000 shares in the 15% Streaming Block Order Type.
Orders 1 and 2 will be matched at 15% to participate in Stream 1, and Order 1 will have a residual LTR of 2,985% in the order book resting simultaneously.
Order 3 is an incoming sell order for 50,000 shares in the LS Order Type.
Order 1 and Order 3 will be matched to participate in Stream 2. Stream 2 will be comprised of a single point-in-time trade for the residual of Order 1's size at the then-current NBBO midpoint.
Stream 1 (Order 1 & Order 2) will end (because Order 1 is completed by Order 3) and Order 3's and Order 2's residual quantities will return to the ATS order book.

Example 12 - LS / Compatible LTR / LS Contra does not complete the LS:
Order 1 is a buy order for 100,000 shares in the LS Order Type (seeking maximum LTR).
Order 2 is a sell order for 50,000 shares in the 15% Streaming Block Order Type.
Orders 1 and 2 will be matched at 15% to participate in Stream 1, and Order 1 will have a residual LTR of 2,985% in the order book resting simultaneously.
Order 3 is a sell order for 50,000 shares in the LS Order Type.
Order 1 and Order 3 will execute a single point-in-time trade for Order 3's size of 50,000 shares at the then-current midpoint NBBO.
Stream 1 (Order 1 & Order 2) will continue referencing SIP-reported trades.

(G) ORDER MODIFICATIONS AND CANCELLATIONS

All firm and conditional orders can be modified or canceled at any time until the PSC.

For a firm or conditional order resting on the ATS order book, modifications to order instructions, including the Order Type, an increase in size, and limit price (which impacts marketability) will result in a new timestamp for prioritization purposes and may impact the order's priority status based on the modified parameters (in accord with the logic set forth in the Prioritization section).

For an order in a match, modifications will not impact the match or stream unless: (i) the limit price is changed and renders the order unmarketable (i.e., the order is no longer priced to at least the contra-side NBBO); or (ii) the LTR is changed (i.e., Order Type changes or changes to the LTR rate for orders) such that the new LTR range does not overlap with the contra-side order's LTR range.

In the event of a PURE ATS trading halt (as described in Part III, Item 20, PURE ATS may implement a trading halt in response to internal issues impacting the ATS, including for technological issues), all orders will be cancelled back to Subscribers.

(H) TIF ORDER INSTRUCTIONS

The ATS does not support post-only orders or route to other trade centers.

Day, Immediate or Cancel (IOC), and the ATS's streaming analog Stream or Kill (SOK) are the only TIF order instructions supported by the ATS.

The IOC TIF can only be applied to the LS Order Type, and any other Order Type using the IOC TIF is rejected. The Day TIF may be applied to any Order Type.

SOK represents a specific PURE ATS TIF order instruction for Streaming Block Order Types where a Stream or Kill ("SOK") order is accepted if a contra-side order is resting on the order book and is compatible with the SOK order. If the contra order to the SOK order is not resting on the ATS order book, the SOK order will be cancelled immediately. If accepted, the SOK order is immediately matched with its compatible contra-side order. If the order is not completed for any reason, it will be cancelled back to the Subscriber rather than rest in the order book.

Note that on PURE ATS, orders with an IOC or SOK instruction are eligible to interact with conditional orders (subject to Subscriber instructions); please see Part III, Item 14 for further information on restrictions on contra-side trading interest and interaction between IOC or SOK orders and conditional orders.

Example 13 - SOK / Contra is resting and meets the LTR:
Order 1 is a resting sell order in the 15% Streaming Block Order Type (min. of 5%, max. of 15%) for 10,000 shares.
Order 2 is a SOK buy order in the 15% Streaming Block Order Type (min. of 5%, max. of 15%) for 10,000 shares.
Because Order 1 and Order 2 have overlapping LTR ranges, Order 2 will be matched with Order 1.

Example 14 - SOK / Contra is resting and does not meet the LTR:
Order 1 is a resting sell order in the Custom Streaming Block Order Type, 1-4% LTR for 10,000 shares.
Order 2 is a SOK buy order in the 15% Streaming Block Order Type (min. of 5%, max. of 15%) for 10,000 shares.
Because Order 1 and Order 2 do not have overlapping LTR ranges, Order 2 will be cancelled back and Order 1 will continue to rest.

Example 15 - SOK / Contra is resting and meets the LTR, but Quantity cannot complete:
Order 1 is a resting sell order in the 15% Streaming Block Order Type (min. of 5%, max. of 15%) for 10,000 shares.
Order 2 is a SOK buy order in the 15% Streaming Block Order Type (min. of 5%, max. of 15%) for 50,000 shares.
Because Order 1 and Order 2 have overlapping LTR ranges, Order 2 will be matched with Order 1.
After Order 1 is completed, if there is a contra-side order on the ATS order book that is compatible with Order 2, the two orders will be matched. If there is no compatible contra-side order resting on the ATS order book, the remaining 40,000 shares of Order 2 will be cancelled back to the Subscriber.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.

PureStream, LLC
Form ATS-N Updating Amendment (September 11, 2026)
Exhibit 3

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

PURE ATS is a crossing venue that matches compatible Subscriber orders and generates fills for those matches based on referencing publicly available market data, including the volume and associated price, of each SIP-reported trade as they occur, the OCP, and the NBBO. The venue's matching, reference, and crossing logic is primarily governed by the use of PURE ATS Order Types.

PURE ATS "matches" are bilateral pairings of compatible orders. Compatible orders are matched in accordance with the logic described in the "Inter-Order Type Compatibility Ranking" and "Matching" sections below (in this Item and in Part III, Item 7).

Upon matching, the ATS executes fills for each matched order. The terms of all fills (both single point-in-time fills and streaming child fills), are governed by the Order Types, and execution logic described in this Item and in Part III, Item 7.

The ATS is available for trading in NMS stocks only.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

The ATS order book matches compatible firm or conditional orders with marketable price limits at the highest compatible quantity or LTR. Upon matching, the ATS executes fills for each matched order using the relevant market data reference point(s) in accordance with the logic described in this Item and in Part III, Item 7 (and for the Post-Close Trading Session, as described in Part III, Item 18).

INTRA-ORDER TYPE PRIORITIZATION

PURE ATS uses intra-order prioritization logic to rank orders within the same Order Type (note that for these purposes, Streaming Block is considered one Order Type). This section should be read in conjunction with the Inter-Order Type Compatibility Ranking section below in this Item, and in Part III, Item 7, for purposes of ranking for matches.

Within each Order Type, firm and conditional orders are prioritized based on (i) same-subcustomer preferencing, (ii) LTR, (iii) size of the order, (iv) marketability (as defined below), and (v) time the order was received, in that sequence. The ATS processes (i.e., assesses for matching compatibility, as described below) firm orders prior to conditional orders regardless of the order terms of the conditional orders.

The first term considered in intra-Order Type prioritization ranking is subcustomer identification (see Part III, Item 7). When an order enters the ATS from a particular subcustomer, the ATS prioritizes matching that order with other orders from the same subcustomer ahead of orders from different subcustomers.

The second term considered in intra-Order Type prioritization ranking is the LTR. Orders are prioritized by the highest maximum LTR. (The ROC Order Type always has an unlimited maximum LTR and therefore when prioritizing such orders among like Order Types, PURE ATS will always need to look at least to the size of the relevant orders).

The third term considered in intra-Order Type prioritization ranking is the size of the order quantity. The larger the order, the higher the standing.

The fourth term considered in intra-Order Type prioritization ranking is the marketability of the order. The marketability standard depends on the (i) relevant match type and (ii) reference point (see Part III, Item 7).

The final term considered in intra-Order Type prioritization ranking is the time the order arrived, with priority being assigned chronologically. Given the aforementioned prioritization logic, it is by system design that orders arriving later could feasibly be given higher priority than earlier arriving orders.

~~INTER-~~ORDER ~~TYPE COMPATIBILITY RANKING~~ELIGIBILITY AND PRIORITIZATION

PURE ATS will only match orders ~~of Order Types~~ that are eligible to interact based on pool classification and that are of compatible~~.~~ Order Types. See Part III, Item 7 "~~Inter-~~Order ~~Type Compatibility Ranking~~Eligibility and Prioritization" section for ~~complete list of Order Type compatibility rankings~~further description.

MATCHING

Matches are bilateral (i.e., between only two orders). For a match to occur, two orders must be compatible.

Compatibility means that among compatible Order Types (described above) there is (i) a buy and sell order in the same security, (ii) both meeting the minimum marketability threshold (not applicable to single point matches), (iii) with overlapping LTRs (i.e., the LTR minimum to maximum range of one order overlaps with the LTR minimum to maximum range of another order), and (iv) that any additional order handling instructions sent with the orders (as described below in this Item 11, Additional Order Parameters) are satisfied.

In searching for a match for an order, the ATS first considers inter-Order compatibility ranking. If there are multiple compatible contra-side orders with equal inter-Order compatibility ranking, the ATS will look to the intra-Order Type prioritization ranking of the relevant orders.

Matches will result in the following: (i) streaming matches are created at the highest possible LTR satisfying both matched orders (the highest LTR within the acceptable range for each matched

order); and (ii) single point matches are created at the highest possible quantity that satisfies both matched orders. See Part III, Item 18, for match behavior during the Post-Close Trading Session.

If an order has residual quantity or LTR after being matched, the order's decremented quantity or LTR will be available for other matches, meaning the order can be in multiple matches concurrently. Note that for prioritization purposes, a decremented order maintains its original priority standing on the order book (e.g., an order using the 200% Order Type with a residual 170% LTR following a match, is still treated as a 200% Order Type for purposes of prioritization).

EXECUTION LOGIC

Single point-in-time trade execution logic:

During regular trading hours, when two orders eligible for a single point match are matched (e.g., LS-LS), they will execute a single point-in-time trade for the largest quantity possible (i.e., the smaller quantity of the two orders matched). Stream fill conditions are not applicable to single point-in-time trades.

The price of the single point-in-time trade will be set in accordance with the referenced market data as dictated by the matched Order Types (e.g., NBBO), the limit price, and peg instructions, if applicable, for the two relevant orders (executions will not violate an order's limit price). Peg instructions (also referred to as benchmark instructions) are described in Part III, Item 11c under "Benchmark Instructions". For single point-in-time trade execution logic in the OCP Matching Round, see Part III, Item 18.

Streaming matches (during regular trading hours; there are no streams in the OCP Matching Round):

Once a streaming match has occurred, the ATS will use each observed SIP-reported trade in the relevant security as reference trades to execute "child fills" in accordance with the PURE ATS streaming protocol (see under "Order Types"), and upon the satisfaction of one of the two PURE ATS stream fill conditions, (1) Minimum Stream Quantity and (2) Maximum Fill Interval, whichever is satisfied first.

Note that each SIP-reported trade is only referenced once in each stream (and all concurrent streams in the ATS reference each SIP-reported trade once). The ATS references SIP-reported trades in real-time as they are reported in succession (subject to the filtering logic described in Part III, Item 23, below). (To the extent that there are malfunctions or other issues with the SIP that result in time gaps, the procedures set forth in Part III, Item 20, below will be applied). In the event that there is no SIP-reported trade after the match is formed, the orders will remain matched but there will be no child fills, and therefore no stream (i.e., a match can exist without a stream).

All streaming child fills are governed by the stream fill conditions (see Part III, Item 7a, "Execution Logic").

A stream will continue uninterrupted providing "child fills" as long as both orders remain marketable (i.e., the orders' limit prices are priced at or through the contra-side NBBO), have quantity remaining, and have not been cancelled.

Below is an example applying the ATS's streaming matching logic to a series of orders:

Example 16:
The ATS receives three Buy orders in the following chronology:
Buy Order 1: 15%
Buy Order 2: 30%
Buy Order 3: 200%

The prioritization of the orders will be:
Buy Order 3 (Highest maximum LTR)
Buy Order 2 (2nd highest maximum LTR)
Buy Order 1 (3rd highest maximum LTR)

For a marketable incoming sell order (Sell Order 4), using the 200% Streaming Block Order Type:
Stream 1 would be created at an LTR of 200% between Buy Order 3 and Sell Order 4.
Buy Order 2 and Buy Order 1 would continue to rest because Sell Order 4's 200% rate was completed.

For a marketable incoming sell order (Sell Order 5), also using the 200% Streaming Block Order Type:
Stream 2 would be created at an LTR of 30% between Buy Order 2 and Sell Order 5.
Sell Order 5's available LTR is decremented to 170%.
And
Stream 3 would be created at an LTR of 15% between Buy Order 1 and Sell Order 5.
Sell Order 5's available LTR is decremented to 155%.

After the creation of Stream 2 & 3, only Sell Order 5 will be resting in the order book with a remaining LTR of 155%. Sell Order 5 is participating in two streams, Stream 2 & Stream 3.

The LTR of each stream:
Stream 1 (Order 3&4) LTR: 200%
Stream 2 (Order 2&5) LTR: 30%
Stream 3 (Order 1&5) LTR: 15%

Given the following three contemporaneously processed trade reports from the consolidated tape:
SIP-reported Trade 1: 1,000 @ $36.99
SIP-reported Trade 2: 50 @ $36.9925
SIP-reported Trade 3: 200 @ $37

And given an MSQ for the relevant symbol is set at 5 shares (and assuming MFI is not triggered):

The orders in Stream 1 (comprised of Order 3 and Order 4) will receive the following child fills:
Stream 1 Child Fill 1: 2,000 @ 36.99
Stream 1 Child Fill 2: 100 @ 36.9925
Stream 1 Child Fill 3: 400 @ 37

The orders in Stream 2 (comprised of Order 2 and Order 5) will receive the following child fills:
Stream 2 Child Fill 1: 300 @ 36.99
Stream 2 Child Fill 2: 15 @ 36.9925
Stream 2 Child Fill 3: 60 @ 37

The orders in Stream 3 (comprised of Order 1 and Order 5) will receive the following child fills:
Stream 3 Child Fill 1: 150 @ 36.99
Stream 3 Child Fill 2: 8 @ 36.9925
Stream 3 Child Fill 3: 30 @ 37

The aggregated traded volumes in this example are as follows:
SIP Volume: 1,250 shares
PURE ATS Volume: 3,063
- Stream 1: 2,500 shares
  - Order 3: 2,500 shares
  - Order 4: 2,500 shares
- Stream 2: 375 shares
  - Order 2: 375 shares
  - Order 5: 375 shares
- Stream 3: 188 shares
  - Order 1: 188 shares
  - Order 5: 188 shares

Please note that Order 5 participated in two streams, and in aggregate sold 563 shares (375 shares in Stream 2 and 188 shares in Stream 3).

MAXIMUM EXECUTABLE QUANTITY

PURE ATS references the OCP for its final regular trading hours trade for matched orders. The maximum fill shares an order can receive referencing the OCP (aggregated between the regular trading hours and the OCP Matching Round), is governed by its Maximum Executable Quantity ("MaxEQ"). The MaxEQ for Streaming Block orders equals the lesser of the order's (i) residual quantity or (ii) maximum-sought LTR times the OCP volume. For example, a 1,000-share Streaming Block order seeking an LTR up to 30% in a symbol with an OCP of 5,000 shares at $10.00 will have a MaxEQ of 1,000 shares (the lesser of 1,000 and 1,500). The MaxEQ for LS and ROC orders equals an order's residual quantity (ROC orders will only reference the OCP in the OCP Matching Round). An order's MaxEQ can be satisfied via multiple fills referencing the OCP that are decremented against the order's MaxEQ (multiple fills are described in Part III, Item 18).

BENCHMARK INSTRUCTIONS

Subscribers can use benchmark (or peg) instructions to limit an order's match eligibility to certain price benchmarks (or segments) in the prevailing market (e.g., near or far side of NBBO).

The PURE ATS recognizes the following benchmark instructions.

1. FAR: means that an order can only be executed to (and including) the then-prevailing contra-side NBBO (but not in violation of the order's limit price).

2. MID: means that an order can only be executed to (and including) the then-prevailing NBBO midpoint (but not in violation of the order's limit price). PURE ATS will assign a MID instruction to (i) any LS order routed to the ATS without a designated peg instruction; and (ii) any LS order with a minimum LTR less than or equal to 500%.

3. NEAR: means that an order can only be executed to (and including) the then-prevailing near-side NBBO (but not in violation of the order's limit price).

4. ALL-DAY VWAP ("ADW"): means that an order can only be executed to (and including) the then-prevailing (i.e., for the instant trading day) market-wide volume-weighted average price (but not in violation of the order's limit price).

   FAR, MID, and NEAR instructions can only be applied to LS orders and will only be considered for LS-LS matches. ADW instructions can be applied to LS and Streaming Block (but not ROC) orders and are considered for both single point-in-time and streaming matches.

All peg instructions are honored by the ATS during regular trading hours. This means that (i) PURE ATS will not execute a trade at a price that violates an order's peg instruction; and (ii) orders with restrictive peg instructions will not match, even with a marketable limit price and priority, if the available match cannot satisfy its peg instruction.

During the OCP Matching Round, only ADW peg instructions are applied; Far, Mid, and Near are ignored during this period.

For illustrative purposes:

In a stock with an NBBO of $10.00-$10.10 and then-current ADW of $10.15, a Buy LS order with a $10.20 limit price and a:

- FAR instruction is eligible for a single point-in-time trade up to $10.10;
- MID instruction is eligible for a single point-in-time trade up to $10.05;
- NEAR instruction is eligible for a single point-in-time trade up to $10.00;
- ADW instruction is eligible for a streaming or single point-in-time trade up to $10.15.

In a stock with an NBBO of $10.00-$10.10 and then-current ADW of $10.15, a Buy LS order with a $10.07 limit price and a:

- FAR instruction is eligible for a single point-in-time trade up to $10.07;
- MID instruction is eligible for a single point-in-time trade up to $10.05;
- NEAR instruction is eligible for a single point-in-time trade up to $10.00;
- ADW instruction is eligible for a streaming or single point-in-time trade up to $10.07.

Peg offset values: For ADW instructions, Subscribers can send an offset value. Offsets serve as incremental adjustments to the peg reference price. PURE ATS will apply the offset value to the relevant benchmark for the order when it considers an order's eligibility for an execution. The offset can be positive or negative and may be expressed in basis point increments or dollar-and-cent amounts.

ADDITIONAL ORDER PARAMETERS

~~Sub-Market Matching Instructions:~~Segmentation and Counterparty Restriction (see Part III, Items 13 and 14): The standard prioritization logic will be impacted when a Subscriber elects to interact with the LMSP because, as an ATS-wide segmentation rule, all LM orders are prioritized after all Primary orders, regardless of the terms of the LM orders (within eligible LM orders for a given

Primary order, LM orders are prioritized in accordance with the prioritization logic described in Part III, Item 7). The standard prioritization logic will also be impacted when a Subscriber elects to use “Sub-Market Matching Instructions” (comprised of the SDSP order instruction (Subscriber-Dedicated Sub-Pool), LMSP (Liquidity Maker Sub-Pool), or PRO (Pre-Routing Optimizer))interaction election, or imposes a self-match customization constraint or conditional order restriction (implemented via a FIX message from the Subscriber;); these order instructions are explained in Part III, Item 14.a). These parametersinstructions each limit potential counter-parties or contra-side orders for a respective order; otherwise, the standard prioritization logic applies to the impacted orders.

Minimum Match Quantity (“MMQ”): Order instruction (sent to the ATS via FIX field) for Streaming Block orders only. The instruction allows Subscribers to set a minimum order quantity for a contra-side order that it will accept in a match; if a contra-side does not meet the minimum order quantity, it will not be compatible with the Subscriber’s order. Subscribers may set the MMQ between 100 and 1,000 for all Streaming Block orders; the default MMQ for all incoming Streaming Block orders is 1,000 shares. MMQ is applied only to Streaming Block orders that are not in a current stream (i.e., MMQ is not applied to matches resulting in incremental, concurrent streams for a particular order, as described in Part III, Item 7 and illustrated in Example 7). There is no MMQ for non-Streaming Block orders.

Minimum Execution Quantity (“MEQ”): Subscribers can route orders (via FIX) with an “MEQ” for (i) ROC orders and (ii) LS orders. MEQ specifies the minimum number of shares that a contra-side order must have available for a single point match (in addition to other applicable compatibility requirements). MEQ does not apply to streaming matches (i.e., MEQ is ignored for an LS order in a streaming match).

PURE ATS does not support post-only or counter-party segmentation or classificationorders.

PRICE LIMITS, MARKETABILITY, PROTECTION, AND IMPROVEMENT
No orders will receive an execution that would violate the order's limit price. In order to optimize the creation of streams, the order book uses minimum marketability thresholds required prior to an order being eligible to match (as described in Part III, Item 7).

There is no price improvement from, nor will the price vary from the price of the trades referenced by the ATS.

SHORT SALES AND REGULATION SHO

The ATS's Subscribers are limited to U.S. registered broker-dealers that are obligated to comply with Regulation SHO Rule 203(b)(1).

When Regulation SHO Rule 201 short sale restrictions are in effect for a particular NMS stock, PURE will cancel (previously accepted) and reject (incoming) firm and conditional short sale orders in the relevant stock, except for short sale LS orders with a minimum LTR greater than or equal to 501% (“Constrained LS Orders”) that are permissibly priced for execution. The ATS will continue to execute such Constrained LS Orders pursuant to the policies and procedures adopted pursuant to Rule 201(b) of Regulation SHO.

LOCKED AND CROSSED MARKETSPURE MARKETS:
PURE ATS will not execute single point-in-time trades when the market is crossed. PURE ATS will only execute single point-in-time trades when the market is locked if both the buyer and seller

specify on the order that they are willing to execute during a locked market. During a (i) locked market or (ii) crossed market crossed market the PURE ATS will reference SIP-reported trades as described in Part III, Item 23a.

TIME STAMPING OF ORDERS AND EXECUTIONS
Firm and conditional orders are timestamped at the time they are accepted by the system in microseconds. The formation of a stream and each trade fill is also timestamped in microseconds. The ATS will timestamp Subscriber firm and conditional orders in compliance with FINRA time stamp and clock synchronization rules and guidance.

ERRORS
PURE has Written Supervisory Procedures regarding errors, and errors will be handled consistent with the firm's error policies. For ATS (not Subscriber) errors, PURE maintains an error account at its Clearing Broker (Instinet) to book bona fide errors, and to trade out of them. Key elements of the ATS error policy include the following:

1) Errors must be escalated to the CCO immediately;
2) Errors must be corrected and documented as soon as practicable;
3) The ATS cannot be used to liquidate an error; and
4) PURE will not cover losses for Subscribers by treating transactions as errors when they are not.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.

PureStream, LLC
Form ATS-N Updating Amendment (September 11, 2026)
Exhibit 3

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

~~No~~

Yes

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

PURE ATS has established order flow classification standards for its ”Primary Pool” (all-to-all order book). Order flow meeting these standards ("Primary order flow") interacts in the Primary Pool. Order flow that does not satisfy these standards and is consistent with the characteristics described below in “Order Flow Classification,” is classified as Liquidity Maker (“LM”) order flow ("LM order flow”). LM order flow resides in a single, separate pool LMSP (Liquidity Maker Supplemental Pool) and cannot access the Primary Pool.

The Primary Pool and the LMSP are separate and discrete. Primary Pool Subscribers control whether their Primary order flow interacts in the LMSP and, if so, with which LMs such Primary order flow interacts. Even where Primary order flow is designated by a Subscriber for eligibility to interact with LM order flow, available contra-side Primary order flow is given priority standing over available LM order flow for matching.

ORDER FLOW CLASSIFICATION:

PURE classifies all order flow at the subcustomer level (a unique identifier assigned to a discrete source of order flow within a Subscriber, such as an individual DMA client or a Subscriber's algorithmic execution strategies, as described in Part III, Item 7). For new subcustomers, PURE's initial classification is based on information provided by the Subscriber during the onboarding process and other information known to PURE (e.g., based on public filings or websites); such information generally includes the nature of the order flow associated with that subcustomer, but may also include anticipated characteristics of the order flow, as further described below. (For subcustomers already active on the ATS at the time of the LMSP's implementation, PURE's classification also reflects observed order flow activity.)

Primary order flow generally consists of order flow associated with agency institutional investment activity or institutional investment strategies. Characteristics that PURE considers in classifying order flow as LM include: the order flow is associated or consistent with market-making, dealing, systematic liquidity provision, or non-client-facing trading activity; quoting across multiple securities; high order-to-trade or message-to-execution ratios; a high ratio of liquidity-providing to liquidity-removing executions; frequent cancellations or changes in order side; short order duration; rapid responses to executions or contra-side activity; and patterns consistent with spread or rebate capture. These factors are considered holistically; no single factor is determinative, and different factors may carry different weight based on the applicable facts and circumstances.

PURE reviews classifications no less than annually to confirm that existing classifications remain appropriate, and may reclassify order flow at any time if it receives information or observes activity materially inconsistent with the current classification. PURE will notify the associated Subscriber when it classifies order flow associated with a subcustomer as LM and in advance of implementing any reclassification, which may be effected intraday, overnight, or on another scheduled timeline. A Subscriber may self-identify a subcustomer's order flow as LM order flow. While PURE considers information provided by Subscribers regarding classifications, PURE retains sole authority to determine the classification of order flow on the ATS.

INTERACTION AND MATCHING RULES:

For Primary order flow, Primary orders will first access compatible contra-side orders in the Primary Pool. Where the Primary Subscriber has elected to interact with LM order flow, any remaining unmatched portion of its Primary orders will then access compatible LM orders in the LMSP, as described in this section.

For LM order flow, LM orders reside in the LMSP and (i) cannot access the Primary Pool; (ii) cannot interact with Primary order flow except at the express direction of the Primary order flow; and (iii) cannot interact with any other LM order (i.e., an LM order can only interact with an eligible Primary order that has elected such interaction).

Eligibility. Primary order flow interacts with LM order flow only where the Subscriber routing the Primary order flow has both designated the relevant LM as an Approved LM and elected, through an instruction sent with the order via its FIX connection, for the particular Primary order to interact with the Subscriber's Approved LMs. A Primary order for which the Subscriber has not made both elections does not interact with LM order flow and interacts only in the Primary Pool. Where a Subscriber has approved multiple LMs, eligible LM orders from all Approved LMs are prioritized amongst one another using the standard prioritization factors (see Prioritization, below).

No LM has discretion or visibility as to which Subscribers have elected to interact with its order flow or which other LMs those Subscribers have also selected.

Available Order Types. LM order flow may use the Streaming Block Order Type and ROC Order Type; the Liquidity Seeking Order Type is not available for LM order flow. LM order flow may be firm or conditional.

Prioritization. Available Primary order flow is prioritized over LM order flow. This means that a Primary order that is eligible (opted in) to interact with LM order flow will exhaust all available compatible Primary contra-side interest before matching with any LM order flow. Among LM orders eligible to interact with a given Primary order, LM orders are prioritized together in accordance with the prioritization logic described in Part III, Item 7.

Matching and Executions. Subject to the foregoing, an eligible Primary order (opted in) matches with compatible LM order flow following the same compatibility, prioritization, and execution logic described in Part III, Items 7 and 11.

LM Information. PURE will inform Subscribers, and persons considering becoming Subscribers, of the number of LMs operating in the LMSP, if any. In addition, PURE will make available to a

Subscriber, on an anonymized basis, information identifying the LM or LMs with which the Subscriber's Primary order flow has traded.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

Yes

If no, identify and explain any differences.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?
No

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?
Yes
If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

PURE will notify a Subscriber if order flow associated with one of its subcustomers is classified as LM order flow. While PURE considers information provided by Subscribers regarding classifications, PURE retains sole authority to determine the classification of order flow on the ATS.

PURE will also inform Subscribers, and persons considering becoming Subscribers, of the number of LMs operating in the LMSP, if any, and will make available to a Subscriber, on an anonymized basis, information identifying the LM with which the Subscriber's order flow has interacted.

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

Yes

If no, identify and explain any differences.

PureStream, LLC
Form ATS-N Updating Amendment (September 11, 2026)
Exhibit 3

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?
Yes
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Orders can be designated to interact or not interact with certain other orders or trading interest using specific order instructions. These instructions include: (1) SDSP (Subscriber-Dedicated Sub-Pool); (2) LMSP (Liquidity Maker ~~Sub-~~Supplemental Pool~~);~~); (3) ~~PRO (Pre-Routing Optimizer) (SDSP, LMSP, and PRO, comprising the Sub-Market Matching Instructions); (4)~~ self-match customization; and (~~5~~4) conditional order interaction instructions. These instructions are applied by the Subscriber on an order-by-order basis.

An order designated with ~~a Sub-Market Matching Instruction~~one of the instructions above is eligible to match only with either a discrete subset or restricted set of orders, per the terms of the specific instruction. With respect to these instructions: (i) Subscribers must elect to use these instructions for the subject orders (in coordination with their DMA Users, if applicable); (ii) these instructions only impose counter-party limitations for the designated subject order itself; and (iii) the designated subject order can only interact with other orders that are eligible for such interaction (e.g., if a Subscriber does not make an order eligible to interact with orders in an LMSP, it will not).

(1) With SDSP~~ (formerly HMMP),~~, Subscribers can request a dedicated Sub-Pool that enables a Subscriber to use the streaming protocol while limiting its counter-parties to firm and conditional orders sent by the same Subscriber (which may include directed orders from DMA clients) to the designated Sub-Pool. There is no integration between any SDSP and the ~~ATS central order book~~Primary Pool or other Sub-Pool, i.e., orders designated to a particular SDSP will only interact with other orders in the same Sub-Pool and will not interact with orders in the ~~ATS's central order book~~Primary Pool or orders in any other Sub-Pool. To the extent an order routed to an SDSP does not have a compatible match in the SDSP, the order will remain resting in the SDSP (subject to, for example, Subscriber cancellation). Participants in an SDSP are free to send orders to the ~~ATS's central order book~~Primary Pool, but to do so, they must send separate orders to each destination. Use of an SDSP is a Subscriber decision and, other than limiting the universe of eligible counter-parties and contra-side orders, the orders (and any match) remain subject to the same ATS priority and matching logic described in Part III, Item 7.

~~(2) The LMSP modifier, only available where a Subscriber sponsors the Sub-Market Matching Instruction (and provides DMA, where applicable), allows Subscribers to designate orders as maker liquidity subject to maker-taker pricing (as discussed in Part III, Item 19, maker-taker pricing is applicable only to orders with the LMSP modifier). Subscribers may also choose to permit their DMA Users to direct orders designated with the LMSP modifier to the ATS via the Subscriber (who is at all times the broker of record). This modifier is available to all Subscribers and can be used for firm and conditional orders.~~

~~LMSP order flow must be routed through an LM ID, a unique identifier designated for such use. An LM ID will be attributed to a single Subscriber-designated LM order flow(s) (e.g., a particular trading desk, strategy, or DMA User(s)). PURE will provide any Subscriber with LM IDs upon request. In the event that a DMA User requests an LM ID directly from PURE, PURE will~~

~~provide a unique LM ID to the Subscriber sponsoring the Sub-Market Matching Instruction, subject to the approval of the relevant Subscriber (DMA Users are not Subscribers, have no direct connection to the ATS, and are not able to enter orders directly onto the ATS or to PURE). The DMA-providing broker is the PURE Subscriber and the broker of record on all firm and conditional orders and "firm-up" orders received, and the entity that will receive any maker rebates from PURE (which are negotiated with the relevant Subscriber).~~

~~Each LM ID will be associated with a single LM order flow in a discrete "LM Sub-Pool," i.e., each LM Sub-Pool will have LM order flow from a single LM ID. All Subscribers may seek liquidity in (i.e., interact with) any LM Sub-Pool via LS IDs (or enable a DMA User to do so). All requests with respect to LM IDs, LS IDs, and LM Sub-Pools may be delivered verbally or in writing to PURE. PURE will inform ATS participants or potential participants (e.g., broker-dealers considering becoming ATS Subscribers) considering accessing the ATS of the number of LM Sub-Pools operating, if any.~~

~~Once an LM Sub-Pool is configured (i.e., an LM ID is assigned), participating liquidity seekers and makers can (but are not required to) designate orders to be routed to the LM Sub-Pool.~~

~~There is no integration between any Sub-Pool and the ATS central order book for Sub-Pool liquidity seekers or makers. Orders designated to a particular LM Sub-Pool will only interact with other orders in the same LM Sub-Pool and will not interact with orders in the ATS's central order book or orders in any other LM Sub-Pool. Participants in an LM Sub-Pool are free to send orders to the ATS's central order book or other LM Sub-Pools, but to do so, they must send separate orders to each destination.~~

~~Within an LM Sub-Pool, all orders are subject to the matching and trading protocols as in the ATS's central order book. This includes that any order from a liquidity seeker or maker can interact with any other compatible order regardless of the counterparty. For the avoidance of doubt, there is no prioritization or matching benefit to LM order flow.~~

~~(3) The PRO order instruction is a functionality provided by the ATS to its Subscribers. The functionality enables a Subscriber to permit its customer to send directed orders (firm and conditional) to the ATS in which the directed order's potential counter-parties are limited to that Subscriber's inventory on the ATS (i.e., the directed order will only match with an order sent to the ATS through the same Subscriber). All orders with the PRO order instruction are automatically designated as IOC (in the case of an LS Order Type) or SOK. Use of a PRO order instruction is both a customer and Subscriber decision and, other than limiting the universe of eligible counter-parties, the orders (and any match) remain subject to the same ATS priority and matching logic described in Part III, Item 7.~~

~~(4~~(2) LMSP Election: This election allows a Primary Subscriber to permit its Primary order flow to interact with LM order flow in the LMSP (described in Part III, Item 13).

To interact with LM order flow, the Subscriber must first request that PURE enable one or more LMs as Approved LMs. Where more than one LM is available, PURE identifies the available LMs to Subscribers on an anonymized basis. A Subscriber may add or remove Approved LMs by written or verbal request. An Approved LM designation is a standing election that remains in effect until changed by the Primary Subscriber.

Second, for any individual Primary order, the Subscriber elects, through an instruction sent with the order via its FIX connection, whether that order is eligible to interact with the Subscriber's Approved LMs (collectively, not a subset). A Primary order sent without that instruction is not eligible to interact with LM order flow and interacts only in the Primary Pool.

All elections are made in accordance with PURE ATS's FIX specifications.

(3) PURE ATS also offers Subscribers self-match customization that allows a Subscriber to either prevent executions with other firm or conditional orders from that Subscriber in the ATS or restrict executions to only firm or conditional orders from that Subscriber in the ATS. Self-match customization allows a subscriber to have flexible customized matching functionality in the ATS, and can be applied to orders ATS pool-wide (except that this customization is not available for ~~orders designated to~~ LM ~~Sub-Pools~~order flow). Subscribers can apply this customization at different levels of granularity (e.g., at the Subscriber or Subscriber's customer level; the latter would prevent orders from a Subscriber's customer from interacting with other orders in the ATS from that customer).

(~~5~~4) In addition to limiting counter-parties, Subscribers can also choose to restrict (or not restrict) any order from interacting with contra-side conditional orders. Note that if a Subscriber enables an order with an IOC or SOK time-in-force instruction to interact with conditional orders, to facilitate such an interaction, if the ATS identifies a potential match for the IOC or SOK order with a conditional order, the ATS will delay cancelling the IOC or SOK order pending the firm-up request process for the relevant conditional period (the firm-up request process has a two-second time-out period, and is described in Part III, Item 9).

~~PURE ATS does not segment flow;~~ Other than with respect to the order flow classification described in Part III, Item 13, only Subscribers and their customers can limit order interactions using the order instructions described in this section.

All of the above order instructions can be sent by the Subscriber (including for directed orders) via its FIX connection with PURE ATS in accordance with PURE ATS's FIX specifications (available to all Subscribers).

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?
Yes.
If no, identify and explain any differences.

PureStream, LLC
Form ATS-N Updating Amendment (September 11, 2026)
Exhibit 3

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

The PURE ATS uses two fee structures: a per share model and a subscription model.

Under the per-share model, fees are charged on a per share basis and can range from $0.0005 to $0.0025. The per-share fee structures are separately negotiated with each individual Subscriber and all terms may vary. In negotiating fee structures, PURE primarily considers a combination of: (i) historical trading volume and patterns; (ii) anticipated trading volume and patterns; (iii) the nature of the order flow (Primary or LM order flow) (lower fees are generally considered for Primary order flow interacting with LM order flow, though this may vary by Subscriber and specific order flow); (iv) counterparty restriction instructions applied to the relevant order flow (see Part III, Item 14); (v) competitive considerations (e.g., venue-wide subscriber, market participation, market access, and product terms); and (~~iv~~vi) the method(s) by which orders arrive on the ATS, including whether the order access method is systematic (e.g., access methods (i) and (ii), below) or manually directed (e.g., access methods (i) and (iii), below) (lower fees are generally considered for systematic order flow, though that may vary by Subscriber and specific order flow). Orders may arrive on the ATS:

(i) As directed by a Subscriber (systematically or manually);
(ii) As directed by a DMA User systematically (e.g., algorithmically) via a Subscriber; or
(iii) As directed by DMA User manually (e.g., EMS) via a Subscriber~~;~~.
~~(iv) With the SDSP instruction (described more fully in Part III, Item 14);~~
~~(v) With the LMSP modifier (described more fully in Part III, Item 14); or~~
~~(vi) With the PRO instruction (described more fully in Part III, Item 14).~~

PURE ATS also offers agreements under a subscription model. The subscription model is available to all Subscribers that provide for systematic (i.e., algorithmic) directed order flow from DMA Users (meaning that the Subscriber's customer is instructing the Subscriber to send the relevant orders to PURE ATS through the Subscriber's market access connections ((i)(a) above); however, PureStream may limit the number of agreements available under the subscription model at a given time. Under the subscription model, Subscribers are charged a flat fee in connection with directed DMA User orders. The flat fee and relevant terms are negotiated with Subscribers on a case-by-case basis primarily in consideration of (i) historical trading volume and patterns; (ii) anticipated trading volume and patterns; and (iii) competitive considerations (e.g., venue-wide subscriber, market participation, market access, and product terms). The range of flat fees per share when applied to expected volume per each subscription agreement is $0.0005 to $0.0025.

These fee models are not mutually exclusive and a Subscriber may route orders to PURE ATS subject to both structures. The terms of each fee model and the applicability to a specific Subscriber's order flow will be set forth in each Subscriber's agreement with PureStream.

As described in FINRA Rule 6897 (Consolidated Audit Trail Funding Fees), Executing Brokers (as that term is defined for purposes of that rule) are assessed CAT regulatory fees. As used in the FINRA rule, PURE is identified as the CAT Executing Broker for the buyer in each transaction on PURE ATS and is therefore assessed CAT regulatory fees in that capacity; the subscriber-seller is identified as the Executing

Broker for the seller and is separately assessed CAT regulatory fees. PURE does not pass on CAT regulatory fees that it is assessed as the Executing Broker for the buyer.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

PURE does not provide any non-ATS products or services.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

~~LM Sub-Pools have maker-taker~~PURE may negotiate rebate pricing~~. Rebates are issued to the Subscriber of record on an LM ID when the ATS executes a trade in an LM Sub-Pool that involves an order routed through an LM ID (only available~~ for LM order flow~~). Only the Subscriber of record for the LM ID receives a rebate.~~

~~Rebates are not issued in connection with orders that are not routed through an LM ID (these orders are subject to negotiated fees as described in Part III, Item 19(a)), and the chronological entry time between two matched orders is not relevant to~~ in the LMSP. Applicable rebates~~.~~

~~Rebates~~ are on a per-share traded basis and rebate structures may range from $0.~~0005~~00 to $0.0025, and are negotiated individually ~~for LM IDs~~ with Subscribers. In negotiating rebate rates, PURE will consider anticipated and ongoing, as applicable, liquidity ~~posting volume, anticipated~~ and trading volume, and ~~ongoing volumes once the LM Pool is active~~the overall Subscriber relationship with the ATS.